Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
R/Xx Pharmacy Solutions, Inc.	Arizona
HealthExtras Benefits Administrator, Inc.	Delaware
U.S. Scripts, Inc.	Delaware
Managed Healthcare Systems, Inc.	Florida
APS Benefits Corporation.	Maryland
Catalyst Consultants	Nevada
Catalyst Rx	Nevada
Catalyst Rx Government Services, Inc.	Nevada
Catalyst PRx, LLC	Nevada
Catalyst PRx Government Services, LLC	Nevada
Catalyst Rx IPA, Inc.	New York